Filed by Walgreens Boots Alliance, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Date: December 1, 2014

Subject Company: Walgreen Co.

Commission File No.: 001-00604

Commission File No. for Registration Statement

on Form S-4: 333-198768

From Greg Wasson, President and CEO

Wasson’s Weekly

A values-driven relationship

Trust ranks high for Walgreens and Alliance Boots

December 1, 2014

When I first announced in 2012 that we’d formed a strategic partnership with Alliance Boots, I talked a great deal about the fact that both companies shared similar cultures and that a cultural fit was 100 percent a requirement before we could cement that relationship. Since that time, I’m glad to say that our teams working together to integrate our two companies have come to know each other, experience the similarities and learn from the inevitable differences. As you heard at the last Team Member Town Hall, our step 2 integration work is proceeding to form Walgreens Boots Alliance (WBA)—the new WBA leadership has been creating an operating model and attending to a multitude of details. And, as another important part of integration, chief human resources officer Kathleen Wilson-Thompson and her team—partnering with Alliance Boots’ Ornella Barra—have been addressing critical foundations on which to build the new company—perhaps the most intangibles of all: WBA’s values, vision and purpose.

Kathleen’s working group took a scientific and collaborative approach to learning about our two companies’ respective cultures, attitudes and perceptions. And after analyzing the data they collected, they found that out of a long list of values both companies’ leaders said they considered critical for integration success—including respect, collaboration, and openness and honesty—trust was at the top of the list.

Warren Bennis, a respected scholar and pioneer in business management, once wrote: “Trust is the lubrication that makes it possible for organizations to work.” After 34 years working in so many different areas of our company, I know how true that is. And frankly, I was thrilled to see that result of the research because it tells me that Walgreens and Alliance Boots are on the same page, that we recognize the critical importance of an aspect of working life that can make or break a business relationship. And considering the magnitude of what we’re about to accomplish by bringing together both companies to operate on a global scale, trust is going to be essential every step of the way and at every level of our enterprise—among WBA’s divisions and with each other.

As the leader on this foundational work and WBA’s future global chief human resources officer, Kathleen observed: “Working successfully together is all about the relationships we share and the trust we build among our team members as we drive toward our common goals for the company. We see it in how we come together to support the communities we serve, our patients, customers and each other. That’s true of both our iconic companies, and now—importantly—it will become part of our mutual journey as we build trust and new relationships as one company called Walgreens Boots Alliance.”

No doubt, trust is an admirable value, but from a practical point of view, it’s also a bond that holds us and our teams together. It’s part of the teams we’ve each become part of and helped build at Walgreens. It’s what helps us perform effectively and produce the results we’re aiming for now—and when Walgreens Boots Alliance becomes a reality.

Thanks for reading, and be well.

Important Information for Investors and Shareholders

In connection with the proposed transactions between Walgreen Co. (“Walgreens”) and Alliance Boots GmbH, Walgreens Boots Alliance, Inc. (“WBA”) has filed with the SEC a registration statement on Form S-4 and two amendments thereto, as well as a definitive prospectus of WBA and a definitive proxy statement of Walgreens in connection with the proposed transactions. The registration statement, as amended was declared effective by the SEC on November 24, 2014, and the definitive proxy statement/prospectus was mailed to Walgreens’ shareholders on or about November 24, 2014. INVESTORS AND SECURITY HOLDERS OF WALGREENS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE TRANSACTIONS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. Investors and security holders will be able to obtain free copies of the registration statement and the definitive proxy statement/prospectus and other documents filed with the SEC by Walgreens or WBA through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Walgreens or WBA will be available free of charge on Walgreens’ internet website at www.walgreens.com under the heading “Investor Relations” and then under the heading “SEC Filings” or by contacting Walgreens’ Investor Relations Department at (847) 315-2361.

Participants in the Solicitation

Walgreens, Alliance Boots GmbH, WBA and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the holders of Walgreens common stock in respect of the proposed transactions. You can find information about Walgreens’ directors and executive officers in Walgreens’ Annual Report on Form 10-K for the year ended August 31, 2014, as amended. Additional information regarding the persons who are, under the rules of the SEC, participants in the solicitation of proxies in favor of the proposed transactions is set forth in the definitive proxy statement/prospectus. You can obtain free copies of these documents, which are filed with the SEC, from Walgreens using the contact information above.